Exhibit 99.1
2,434,785 Shares
INTEROIL CORPORATION
COMMON SHARES
UNDERWRITING AGREEMENT
November 5, 2010

November 5, 2010

Morgan Stanley & Co. Incorporated
Macquarie Capital (USA) Inc.
c/o Morgan Stanley & Co. Incorporated
Incorporated
1585 Broadway
New York, New York 10036
Ladies and Gentlemen:
          InterOil Corporation, a corporation organized and existing under the laws of the Yukon Territory, Canada (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”) 2,434,785 common shares (the “Firm Shares”) in the capital of the Company (the “Offering”). The Company also proposes to issue and sell to the several Underwriters not more than an additional 365,215 common shares in the capital of the Company (the “Additional Shares”), if and to the extent that you, as representatives of the Underwriters (the “Representatives”), shall have determined to exercise, on behalf of the Underwriters, the right to purchase such common shares granted to the Underwriters in Section 2 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.” The common shares in the capital of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Shares.”
          The Company has prepared and filed a preliminary short form base shelf prospectus dated September 22, 2010 (the “Canadian Preliminary Base Shelf Prospectus”) and a final short form base shelf prospectus dated November 2, 2010 (the “Canadian Final Base Shelf Prospectus”) providing for the offer and sale, from time to time, of up to US$300,000,000 of the Company’s common shares, preferred shares, warrants and debt securities and a preliminary prospectus supplement relating to the Offering (the “Canadian Preliminary Prospectus”) with the Alberta Securities Commission, as principal regulator pursuant to Multilateral Instrument 11-102 – Passport System (the “Reviewing Authority”) and the Canadian securities regulatory authorities in each of the Canadian Jurisdictions (as defined below) (collectively, the “Canadian Qualifying Authorities”); and the Reviewing Authority has issued a prospectus receipt under National Policy 11-202- Process for Prospectus Reviews (a “Decision Document”) on behalf of the Canadian Qualifying Authorities for each of the Canadian Preliminary Base Shelf Prospectus and the Canadian Final Base Shelf Prospectus. The term “Canadian Jurisdictions” means Alberta, Ontario and British Columbia. The term “Canadian Base Prospectus” means the Canadian Final Base Shelf Prospectus, including the documents incorporated therein by reference, for which the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws of each of the Canadian Jurisdictions and the respective regulations, rules and instruments under such laws, together with applicable published policy statements, notices and orders of the applicable securities regulatory authority in each of the Canadian Jurisdictions (the “Canadian Securities Laws”), including National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (together, the “Shelf Procedures”). The term “Canadian Prospectus” means the Canadian Preliminary Prospectus until such time as the prospectus supplement (the “Canadian Prospectus Supplement”) relating to the offering of the Shares, which includes certain pricing information, is filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.
          The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the Commission (the “Rules and Regulations”) on Form F-10 (No. 333-169536) on September 23, 2010, and Amendment No. 1 thereto on November 3, 2010 providing for the offer and sale, from time to time, of up to US$300,000,000 of the Company’s common shares, preferred shares, warrants and debt securities. Such registration statement, as amended, which includes the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations), including exhibits to such registration statement and all documents incorporated by reference therein, became effective pursuant to Rule 467(b) under the Securities Act on November 3, 2010. Such registration statement, as amended, including all exhibits and all documents incorporated by reference therein, as of the time it became effective, is referred to herein as the “Registration Statement.” In connection with the filing of the Registration Statement, the Company has filed with the Commission on September 23, 2010 an appointment of agent for service of process upon the Company on Form F-X under the Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus.” The U.S. Base Prospectus, as supplemented by the prospectus supplement specifically relating to the Shares in the form first used to confirm sales of the Shares (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act), including the documents, if any, incorporated by reference therein, is hereinafter referred to as the “U.S. Prospectus,” and the term “U.S. preliminary prospectus” means any preliminary form of the Prospectus.
          For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. preliminary prospectus together with the free writing prospectuses, if any, each identified in Schedule II hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. As used herein, the terms “Registration Statement,” “U.S. preliminary prospectus,” “Time of Sale Prospectus” and “U.S. Prospectus” shall include the documents, if any, incorporated by reference therein; and any reference herein to any “amendment” or “supplement” with respect to any of the U.S. Base Prospectus and the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Qualifying Authorities or the Commission incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus or U.S. Prospectus and (ii) any such document so filed. The terms “supplement,” “amendment” and “amend” as used herein with respect to the Registration Statement, the U.S. Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.
          All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, the U.S. preliminary prospectus, the U.S. Prospectus or any free writing prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).
          1. Representations and Warranties. The Company represents and warrants to and agrees with each of the Underwriters that:
          (a) (i) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or threatened by the Commission.
               (ii) No order suspending the distribution of the Shares or any other securities of the Company has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending, threatened or contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with.
          (b) (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the U.S. Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the U.S. Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the U.S. Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the U.S. Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein.
          (c) (i) The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures, as modified by the Decision of the Alberta Securities Decision dated September 20, 2010 (InterOil Corporation, Re, 2010 ABASC 440) (the “Decision Document”). Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed in all material respects with the requirements of the Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any untrue statement of a material fact or omitted or will omit at the time of its filing to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not false or misleading. There are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the offering of the Shares that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the offering of the Shares that have not been filed as required.
               (ii) The Canadian Base Prospectus did, and the Canadian Prospectus (and any further amendments or supplements thereto) did or will, comply in all material respects with the applicable requirements of the Canadian Securities Laws.
               (iii) The Canadian Prospectus (and any further amendments or supplements thereto) did not and will not, as of the time of filing thereof and through the Closing Date and the Option Closing Date, as the case may be, include any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not false or misleading, and the Canadian Prospectus (and any further amendments or supplements thereto) did or will, as of the time of filing thereof and through the Closing Date and the Option Closing Date, as the case may be, constitute, full, true and plain disclosure of all material facts relating to the Shares and to the Company, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Canadian Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein.
     (d) The Company meets the general eligibility requirements for the use of Form F-10 under the Securities Act and is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II hereto, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.
          (e) The Company has been duly incorporated, is a valid and subsisting corporation in good standing with respect to the filing of all annual returns under the Business Corporations Act (Yukon), has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and the Prospectuses and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the condition, financial or otherwise, or in the prospects, earnings, business or operations of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”).
          (f) Each subsidiary of the Company has been duly organized, is validly existing as a corporation, partnership or limited liability company in good standing under the laws of the jurisdiction of its organization, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and the Prospectuses and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect; except as has been disclosed in the Time of Sale Prospectus and the Prospectuses, all of the issued shares of capital stock or other ownership interests of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly by the Company, free and clear of all liens, encumbrances, equities or claims.
          (g) This Agreement has been duly authorized, executed and delivered by the Company.
          (h) The authorized capital of the Company conforms as to legal matters to the description thereof contained in each of the Time of Sale Prospectus and the Prospectuses.
          (i) The Common Shares outstanding prior to the issuance of the Shares have been duly authorized and are validly issued, fully paid and non-assessable.
          (j) The Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights.

          (k) The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene any provision of applicable law or the articles of continuance or by-laws of the Company or any agreement or other instrument binding upon the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except such as may be required by the Canadian Securities Laws or the securities or Blue Sky laws of the various states in connection with the offer and sale of the Shares.
          (l) The Company has made available to GLJ Petroleum Consultants (“GLJ”), prior to the issuance of GLJ’s Report on Resources Data included in the Company’s Form 40-F for the year ended December 31, 2008 filed with the Commission (the “2008 Report”) and GLJ’s Report on Resources Data included in the Company’s Form 40-F for the year ended December 31, 2009 filed with the Commission (the “2009 Report” and, together with the 2008 Report, the “Resources Reports”), for the purpose of preparing the Resources Reports, all information requested by GLJ, which information did not at the time such information was provided contain any material misrepresentation. The Company does not have any knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided to GLJ by the Company for the purpose of preparing the Resources Reports since the date that such information was so provided. The Company believes that each Resources Report reasonably presents the quantity of the gas and gas condensate resources attributable to the natural gas and natural gas liquids evaluated in such report as at the respective effective dates thereof based upon information available at the time such resources information was prepared and the price assumptions contained therein.
          (m) All interests in material drilling or mining claims, concessions, exploration, exploitation or extraction rights or similar rights (“Drilling Claims”) that are held by the Company or any of its subsidiaries are valid and enforceable, are free and clear of any material liens, encumbrances or charges, and no material royalty is currently payable in respect of any of them, except as disclosed in the Time of Sale Prospectus and the Prospectuses. Except as disclosed in the Time of Sale Prospectus and the Prospectuses, no other property rights are necessary for the conduct of the Company’s business as described therein, and there are no restrictions on the ability of the Company and its subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law except in each case as is not reasonably likely to have a Material Adverse Effect.
          (n) Except as disclosed in the Time of Sale Prospectus and the Prospectuses, the information relating to estimates by GLJ of resources associated with its oil and gas projects contained in the Time of Sale Prospectus and the Prospectuses has been prepared in all material respects in accordance with National Instrument 51-101- Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).
          (o) PricewaterhouseCoopers Australia, the certified public accountants of the Company (“PWC”) who have certified the financial statements (including the related notes and supporting schedules thereto) filed as part of the Registration Statement, the Time of Sale Prospectus and the Prospectuses (or any amendments or supplements thereto), are to the Company’s knowledge independent with respect to the Company as required by the Canadian Securities Laws and are independent public accountants as required by the Securities Act, the Exchange Act and the Rules and Regulations.
          (p) The financial statements, together with the related notes and supporting schedules thereto, included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses (and any amendments or supplements thereto), present fairly the financial condition, results of operations, cash flows and changes in financial position of the Company on the basis stated in the Registration Statement at the respective dates or for the respective periods to which they apply; such statements and related notes and supporting schedules thereto have been prepared in accordance with Canadian generally accepted accounting principles consistently applied throughout the periods involved and have been reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F under the Exchange Act; and the other financial and statistical information and data set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectuses (and any amendments or supplements thereto) is accurately presented and prepared on a basis consistent with such financial statements and the books and records of the Company. No other financial statements, notes or schedules are required to be included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses by the Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations.
          (q) The Company and its subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and under the Canadian Securities Laws) that comply with the requirements of the Exchange Act and the Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective.
          (r) There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.
          (s) The Company and its subsidiaries maintain insurance on such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and property and is customary in the businesses in which they are engaged; there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; and neither the Company nor any of its subsidiaries has reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that will not have a Material Adverse Effect.

          (t) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the prospects, earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.
          (u) There are no legal or governmental proceedings pending or threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and proceedings that would not have a Material Adverse Effect, or on the power or ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that are required to be described in the Registration Statement or the Prospectuses and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectuses or to be filed as exhibits to the Registration Statement that are not described or filed as required.
          (v) The Company is a reporting issuer or an equivalent thereof in each of the Canadian Jurisdictions and is not noted in default on the list of reporting issuers maintained by the Canadian Qualifying Authorities.
          (w) All offers and sales of the Company’s capital stock and other debt or other securities prior to the date hereof were made in compliance with or were the subject of an available exemption from the Canadian Securities Laws, the Securities Act and all other applicable foreign, federal and state laws or regulations, or any actions under the Securities Act, the Canadian Securities Laws or any foreign, federal or state laws or regulations in respect of any such offers or sales are effectively barred by effective waivers or statutes of limitation.
          (x) Except as set forth in the Time of Sale Prospectus and the Prospectuses, there are no transactions with “affiliates” (as defined in Rule 405 under the Securities Act) or any officer, director or security holder of the Company (whether or not an affiliate) that are required by the Canadian Securities Laws or the Securities Act to be disclosed in the Registration Statement. Additionally, no relationship, direct or indirect, exists between the Company or any of its subsidiaries on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company or any of its subsidiaries on the other hand that is required by the Canadian Securities Laws or the Securities Act to be disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses that is not so disclosed.
          (y) There has not been any reportable event (within the meaning of National Instrument 51-102-Continuous Disclosure Obligations) between the Company and PWC.
          (z) Other than excepted activity pursuant to Regulation M under the Exchange Act, the Company has not taken and will not take, directly or indirectly, any action that constituted, or any action designed to, or that might reasonably be expected to cause or result in or constitute, under the Securities Act, the Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or for any other purpose.

          (aa) No dispute between the Company and any local, native or indigenous group exists or is threatened or imminent with respect to any of the Company’s properties, assets or exploration activities that could reasonably be expected to have a Material Adverse Effect.
          (bb) No labor disturbance by the employees of the Company or any of its subsidiaries exists or, to the best of the Company’s knowledge, is imminent, and the Company is not aware of any existing or imminent labor disturbances by the employees of the principal suppliers, manufacturers, customers or contractors of the Company or any of its subsidiaries, which, in either case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.
          (cc) The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.
          (dd) The Common Shares have been registered pursuant to Section 12(b) of the Exchange Act. The Common Shares of the Company are listed on the NYSE, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Company under the Exchange Act or de-listing the common shares of the Company from the NYSE, nor has the Company received any notification that the Commission, the Canadian Qualifying Authorities or the NYSE is contemplating terminating such registration or listing.
          (ee) Each U.S. preliminary prospectus filed as part of the registration statement as originally filed or as part of any amendment or supplement thereto, complied when so filed in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.
          (ff) The Company and each of its subsidiaries have filed all federal, state, local and foreign tax returns required to be filed through the date of this Agreement or have requested extensions thereof (except where the failure to file would not, individually or in the aggregate, have a Material Adverse Effect) and have paid all taxes required to be paid thereon (except for cases in which the failure to file or pay would not have a Material Adverse Effect, or, except as currently being contested in good faith and for which reserves required by Canadian GAAP have been created in the financial statements of the Company), and no tax deficiency has been determined adversely to the Company or any of its subsidiaries which has had (nor does the Company nor any of its subsidiaries have any notice or knowledge of any tax deficiency which could reasonably be expected to be determined adversely to the Company or its subsidiaries and which could reasonably be expected to have) a Material Adverse Effect.
          (gg) The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Prospectuses will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.
          (hh) The Company and its subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and all such permits, licenses and other approvals are in full force and effect, (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a Material Adverse Effect, and (iv) have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any person to any hazardous or toxic substances or wastes in a manner that would reasonably likely give rise to liabilities under Environmental Laws.
          (ii) There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any reasonably forseeable liabilities to third parties) which would, singly or in the aggregate, have a Material Adverse Effect.
          (jj) There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement.
          (kk) Neither the Company nor any of its subsidiaries, nor any director, officer, or employee, nor, to the Company’s knowledge, any affiliate, agent or representative of the Company or of any of its subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.
          (ll) The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
          (mm) (i) The Company represents that neither the Company nor any of its subsidiaries, nor any director, officer or employee thereof, nor, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:
     (A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor
     (B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria).
               (ii) The Company represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:
     (A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or
     (B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).
               (iii) The Company represents and covenants that for the past 5 years, it and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.
          (nn) The Company and each of its subsidiaries have filed all federal, state, local and foreign tax returns required to be filed through the date of this Agreement or have requested extensions thereof (except where the failure to file would not, individually or in the aggregate, have a Material Adverse Effect) and have paid all taxes required to be paid thereon (except for cases in which the failure to file or pay would not have a Material Adverse Effect, or, except as currently being contested in good faith and for which reserves required by Canadian GAAP have been created in the financial statements of the Company), and no tax deficiency has been determined adversely to the Company or any of its subsidiaries which has had (nor does the Company nor any of its subsidiaries have any notice or knowledge of any tax deficiency which could reasonably be expected to be determined adversely to the Company or its subsidiaries and which could reasonably be expected to have) a Material Adverse Effect.

          2. Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company the respective numbers of Firm Shares set forth in Schedule I hereto opposite its name at $71.25 a share (the “Purchase Price”).
          On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company grants an option to the Underwriters to purchase the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to 365,215 Additional Shares at the Purchase Price. You may exercise this option on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of this Agreement. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least two business days after the written notice is given and may not be earlier than the Closing Date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 4 hereof solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.
          3. Terms of Public Offering. The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after this Agreement has become effective as in your judgment is advisable. The Company is further advised by you that the Shares are to be offered to the public initially at $75.00 a share (the “Public Offering Price”) and to certain dealers selected by you at a price that represents a concession not in excess of $2.025 a share under the Public Offering Price. The Underwriters will offer the Shares initially to the public at the Public Offering Price. The Underwriters may subsequently reduce the price at which the Shares are offered to the public. Any such reduction shall not reduce the proceeds received by the Company in accordance with this Agreement.
          4. Payment and Delivery. Payment for the Firm Shares shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Firm Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on November 10, 2010 or at such other time on the same or such other date, not later than November 12, 2010, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date.”
          Payment for any Additional Shares shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than December 12, 2010, as shall be designated in writing by you.
          The Firm Shares and Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.
          5. Conditions to the Underwriters’ Obligations. The obligations of the Company to sell the Shares to the Underwriters and the several obligations of the Underwriters to purchase and pay for the Shares on the Closing Date are subject to the condition that the Registration Statement shall have become effective not later than 12:00 p.m. (New York City time) on the date hereof.
          The several obligations of the Underwriters are subject to the following further conditions:
     (a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:
               (i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act; and
               (ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus as of the date of this Agreement that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.
     (b) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 5(a) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.
          The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

     (c) The Underwriters shall have received, prior to the filing of the U.S. preliminary prospectus with the Commission, the certificate of the Chief Financial Officer of the Company, to the effect that he has reviewed the section of the U.S. preliminary prospectus entitled “Recent Developments,” and the Company’s financial statements and other data for the periods discussed in that section, and that the financial and other data contained in that section is arithmetically accurate, complete and consistent with the books and records of the Company in all material respects.
     (d) The Underwriters shall have received the opinion of Bennett Jones LLP and Lackowicz, Shier and Hoffman, Alberta, Ontario and Yukon counsel for the Company, respectively, (who may rely on the opinions of local counsel for any Canadian Jurisdictions other than the Provinces of Alberta and Ontario and the Yukon Territory), dated the Closing Date, substantially in the form of Exhibit B hereto.
     (e) The Underwriters shall have received on the Closing Date the opinion of Haynes and Boone LLP, substantially in the form of Exhibit C hereto.
     (f) The Underwriters shall have received on the Closing Date the opinions of local counsel in each jurisdiction in which a Significant Subsidiary, as defined in Rule 1-02 of Regulation S-X, of the Company is organized, in each case identifying the relevant local Significant Subsidiary on an attached schedule, substantially in the form of Exhibit D hereto.
     (g) The Underwriters shall have received on the Closing Date the opinion of Morrison & Foerster LLP, counsel for the Underwriters, dated the Closing Date, substantially in the form of Exhibit E hereto.
          The opinions described in Section 5(c), (d) and (e) above shall be rendered to the Underwriters at the request of the Company and shall so state therein.
     (h) The Underwriters shall have received on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PWC containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than the date hereof.
     (i) The Underwriters shall have received on each of the date hereof and the Closing Date, a letter dated the date hereof and the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from GLJ to the effect that:
(i)	The Resources Reports were true and correct in all material respects on the respective dates of such Resources Reports;
(ii)	GLJ were, as of the dates of the Resources Reports, and are, as of the date hereof, independent petroleum engineers with respect to the Company;

(iii)	estimates of such resources therefrom as disclosed in the Time of Sale Prospectus and the Prospectuses and reflected in the Resources Reports comply in all material respects to the definitions and guidelines in the COGE Handbook and NI 51-101, each as in effect as of the date reported.
     (j) The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between you and executive officers and directors of the Company relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.
          The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares.
          6. Covenants of the Company. The Company covenants with each Underwriter as follows:
          (a) The Company will prepare and file with the Canadian Qualifying Authorities, promptly after the execution of this Agreement, and in any event no later than 5:00 p.m. (New York time) on the second business day following the date of this Agreement, and in conformity in all material respects with applicable Canadian Securities Laws, the Canadian Prospectus Supplement.
          (b) To furnish to you, without charge, conformed copies of the Registration Statement (including exhibits thereto and documents incorporated by reference) and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto but including documents incorporated by reference) and to furnish to you in New York City, without charge, prior to 10:00 a.m. (New York City time) on the business day next succeeding the date of this Agreement and during the period mentioned in Section 6(f) or 6(g) below, as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.
          (c) The Company will comply with the Shelf Procedures, the Decision Document and General Instruction II.L of Form F-10 under the Securities Act. Prior to the later of the last date on which an Option Closing Date, if any, may occur, and the termination of the offering of the Shares, the Company will not file any amendment to the Registration Statement or supplement or amendment to the Prospectuses unless the Company has furnished a copy to the Representatives and their legal counsel for their review and comment prior to filing and will not file any such proposed amendment or supplement to which the Representatives reasonably object. The Company will cause the Prospectuses, properly completed, and any supplement thereto to be filed, each in a form approved by the Representatives with the Canadian Qualifying Authorities in accordance with the Shelf Procedures, the Decision Document (in the case of the Canadian Prospectus) and with the Commission pursuant to General Instruction II.L of Form F-10 (in the case of the U.S. Prospectus) within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filings. The Company will promptly advise the Representatives (i) when the U.S. Prospectus and any supplement thereto shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (ii) when the Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities pursuant to the Shelf Procedures, (iii) when, prior to the termination of the offering of the Shares, any amendment or supplement to the Registration Statement, the U.S. Prospectus or the Canadian Prospectus shall have been filed or become effective or a Decision Document in respect of any such amendment or supplement has been issued, as the case may be, (iv) of any request by the Canadian Qualifying Authorities or the Commission for any amendment of or supplement to the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, as applicable, or for any additional information, (v) of the Company’s intention to file, or prepare any supplement or amendment to, the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus, (vi) of the time when any amendment of or supplement to the Canadian Prospectus has been filed with or receipted by the Reviewing Authority, or of the filing with or mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the U.S. Prospectus, (vii) of the issuance by the Canadian Qualifying Authorities or the Commission of any cease trade order or any stop order suspending the effectiveness of the Canadian Prospectus or the Registration Statement, as applicable, or any post-effective amendment thereto, or suspending the use of any Prospectuses or any Issuer Free Writing Prospectus or, in each case, of the initiation or threatening of any proceedings therefor, (viii) of the receipt of any comments or communications from the Canadian Qualifying Authorities, the Commission or any other regulatory authority relating to the Prospectuses, the Registration Statement, or the listing of the Shares on the NYSE, and (ix) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose. If the Canadian Qualifying Authorities or the Commission shall propose or enter a cease trade order or a stop order at any time, the Company will use its reasonable best efforts to prevent the issuance of any such cease trade order or stop order and, if issued, to obtain the lifting of such order as soon as possible.
          (d) To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object.
          (e) Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.
          (f) If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the

Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
          (g) If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters the U.S. Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the U.S. Prospectus in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the U.S. Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the U.S. Prospectus so that the statements in the U.S. Prospectus as so amended or supplemented will not, in the light of the circumstances when the U.S. Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the U.S. Prospectus, as amended or supplemented, will comply with applicable law.
          (h) To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request.
          (i) To make generally available to the Company’s security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.
          (j) To timely file with the NYSE all documents and notices required by the NYSE of companies that have or will issue securities that are traded on the NYSE.
          (k) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under the applicable securities laws as provided in Section 6(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Shares by the Financial Industry Regulatory Authority, Inc., (v) all costs and expenses incident to listing the Shares on the NYSE, (vi) the cost of printing certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 8 entitled “Indemnity and Contribution” and the last paragraph of Section 10 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.
          (l) The Company also covenants with each Underwriter that, without the prior written consent of Morgan Stanley & Co. Incorporated and Macquarie Capital (USA) Inc. on behalf of the Underwriters, it will not, during the period ending 90 days after the date of the Prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause 1 or 2 above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than a Form S-8. The foregoing sentence shall not apply to (a) the Shares to be sold hereunder, (b) the issuance by the Company of Common Shares upon the exercise of an option or warrant or the conversion of a security in each case outstanding on the date hereof of which the Underwriters have been advised in writing, (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of Common

Shares, provided that such plan does not provide for the transfer of Common Shares during the 90-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or the Company, (d) the grant and exercise of options under, or the issuance and sale of shares pursuant to, employee share incentive plans in effect on the date hereof, (e) the issuance by the Company of Common Shares to repurchase any outstanding interests under the indirect participation interest agreement dated February 25, 2005, (f) convertible notes and Common Shares issued upon conversion of such notes in the concurrent offering described in the Prospectus and (g) the issuance of a number of Common Shares equal to 20% of the then-outstanding number of Common Shares, on a fully diluted basis, in connection with a strategic transaction.
          7. Covenants of the Underwriters. Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.
          8. Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any U.S. preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein.
          (b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any U.S. preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus or the Prospectuses or any amendment or supplement thereto.

          (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or (b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed promptly following receipt of an invoice for such fees or expenses. Such firm shall be designated in writing by the Representatives, in the case of parties indemnified pursuant to Section 8(a), and by the Company, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.
          (d) To the extent the indemnification provided for in Section 8(a) or (b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the covers of the Prospectuses, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint.
          (e) The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.
          (f) The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.
          9. Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the Commission, the Canadian Qualifying Authorities, the NYSE, the NYSE Amex, the NASDAQ Global Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State authorities or the Canadian Qualifying Authorities or (v)

there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.
          10. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
          If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-tenth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.
          If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.
          11. Jurisdiction. The Company hereby submits to the exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated herein. The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated herein brought by any third party against the Underwriters or any indemnified party (as defined herein) and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum, or that any such court lacks personal jurisdiction, or that any such court may not enforce this Agreement or the transactions contemplated herein.
          12. Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Company and the Underwriters with respect to the preparation of any U.S. preliminary prospectus, the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares.
          (b) The Company understands that the Underwriters or their affiliates will sell the Shares in the Canadian Jurisdictions and in the United States. The Underwriters agree to offer the Shares for sale only in accordance with, and in a manner permitted by, the laws of each jurisdiction in which such Shares are permitted to be offered, as described under “Underwriting” in the Canadian Prospectus Supplement.
          (c) The Company acknowledges that in connection with the offering of the Shares: (i) the Underwriters have acted at arms length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.
          13. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
          14. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
          15. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

          16. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of: Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036, Attention: Equity Syndicate Desk, with copies to the Legal Department and to Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, NY 10104, Attention: James R. Tanenbaum; and if to the Company shall be delivered, mailed or sent to: InterOil Corporation, 25025 I-45 North, Suite 420, The Woodlands, TX 77380, Attention: Mark Laurie, with a copy to: Haynes and Boone LLP, 1 Houston Center, 1221 McKinney, Suite 2100, Houston, Texas 77010, Attention: Bill Nelson.
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Very truly yours, INTEROIL CORPORATION
By:	/s/ Phil E. Mulacek
	Name:	Phil E. Mulacek
	Title:	Chief Executive Officer

Accepted as of the date hereof
Morgan Stanley & Co. Incorporated
Macquarie Capital (USA) Inc.
Acting severally on behalf of themselves
     and the several Underwriters named
     in Schedule I hereto.
By: Morgan Stanley & Co. Incorporated

By:	/s/ Evan Damast
	Name:	Evan Damast
	Title:	Managing Director
By: Macquarie Capital (USA) Inc.

By:	/s/ Tim Bishop
	Name:	Tim Bishop
	Title:	President

By:	/s/ Amanda Reed
	Name:	Amanda Reed
	Title:	Secretary

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